As filed with the Securities and Exchange Commission on April 13, 2026

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES ACT OF 1934
(Amendment No. 4)

Janus Henderson Group plc
(Name of the Issuer)

Janus Henderson Group plc

Jupiter Topco LLC

Jupiter Acquisition Limited

Jupiter Company Limited

Jupiter Merger Sub Limited

Trian Partners AM Holdco II, Ltd.

Trian Fund Management GP, LLC

Trian Fund Management, L.P.

Nelson Peltz

Peter W. May

(Names of Persons Filing Statement)

Common Stock, $1.50 par value per share

(Title of Class of Securities)

G4474Y214

(CUSIP Number of Class of Securities)

Janus Henderson Group plc 201 Bishopsgate London, United Kingdom EC2M3AE +44 (0) 20 7818 1818

Jupiter Topco LLC

Jupiter Acquisition Limited

Jupiter Company Limited

Jupiter Merger Sub Limited

Trian Partners AM Holdco II, Ltd.

Trian Fund Management GP, LLC

Trian Fund Management, L.P.

Nelson Peltz

Peter W. May

280 Park Avenue, 41st Floor

New York, NY 10017

(212) 451-3000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to
Jacob A. Kling Matthew T. Carpenter Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000	Peter D. Serating Patrick J. Lewis Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000	William D. Regner Emily F. Huang Benjamin R. Pedersen Debevoise & Plimpton LLP 66 Hudson Boulevard New York, NY 10001 (212) 909-6000

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense

Introduction

This Amendment No. 4 (this “Amendment No. 4”) to the Transaction Statement on Schedule 13E-3 (as amended, the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) Janus Henderson Group plc, a Jersey corporation (“Janus Henderson” or the “Company”) and the issuer of the ordinary shares, par value $1.50 per share (the “Shares”), which is the subject of the Rule 13e-3 transaction; (2) Jupiter Topco LLC, a Jersey limited liability company (“Topco”); (3) Jupiter Acquisition Limited, a private limited company incorporated under the laws of Jersey and a wholly owned subsidiary of Topco (“Midco”); (4) Jupiter Company Limited, a private limited company incorporated in Jersey and a wholly owned subsidiary of Midco (“Parent”); (5) Jupiter Merger Sub Limited, a private limited company incorporated in Jersey and a wholly owned subsidiary of Parent (“Merger Sub”); (6) Trian Partners AM Holdco II, Ltd., a Cayman Islands exempted limited liability company (“Stockholder”); (7) Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP”); (8) Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”); (9) Nelson Peltz, a citizen of the United States of America; and (10) Peter W. May, a citizen of the United States of America.

On March 11, 2026, the Company filed with the SEC a definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”) along with additional definitive materials to the Definitive Proxy Statement on March 27, 2026 and April 7, 2026 (each, a “Proxy Supplement”, and collectively, the “Proxy Supplements”) regarding, among other things, a proposal to approve and adopt the Agreement and Plan of Merger, dated as of December 21, 2025, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 24, 2026 (as it may be further amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and Janus Henderson, and the transactions contemplated by the Merger Agreement, including the Merger (as defined in the Merger Agreement).

On April 13, 2026, the Company withdrew its request for confidential treatment with respect to Exhibits (c)(i) and (c)(ii) to the original Rule 13E-3 Transaction Statement filed by the Filing Persons on January 30, 2026.

This Amendment No. 4 is being filed to amend and supplement Item 16, including for purposes of providing unredacted copies of Exhibits (c)(i) and (c)(ii), in each case as further described below.

Item 16. Exhibits

Item 16 (“Exhibits”) of the Transaction Statement is hereby amended and supplemented by adding or replacing, as applicable, the following exhibits with the following exhibits:

(a)(xxxviii) Pages from Website Updated on March 30, 2026 (included in Schedule 14A filed on March 31, 2026 and incorporated herein by reference).

(a)(xxxix) Supplement to the Definitive Proxy Statement of Janus Henderson Group plc (included in the Schedule 14A filed on April 7, 2026 and incorporated herein by reference).

(a)(xl) CEO Letter to Employees from April 8, 2026 (included in Schedule 14A filed on April 9, 2026 and incorporated herein by reference).

(a)(xli) Materials posted in the London office on or around April 9, 2026 (included in Schedule 14A filed on April 9, 2026 and incorporated herein by reference).

(c)(i)* Discussion materials prepared by Goldman Sachs & Co. LLC, dated December 1, 2025, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(c)(ii)* Discussion materials prepared by Goldman Sachs & Co. LLC, dated December 2, 2025, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

* Filed herewith.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Janus Henderson Group plc

By:	/s/ Ali Dibadj
Name:	Ali Dibadj
Title:	Chief Executive Officer

[Signature Page to SC 13E-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Jupiter Topco LLC

By:	/s/ Peter W. May
Name:	Peter W. May
Title:	Authorized Signatory

Jupiter Acquisition Limited

By:	/s/ Peter W. May
Name:	Peter W. May
Title:	Authorized Signatory

Jupiter Company Limited

By:	/s/ Peter W. May
Name:	Peter W. May
Title:	Authorized Signatory

Jupiter Merger Sub Limited

By:	/s/ Nelson Peltz
Name:	Nelson Peltz
Title:	Authorized Signatory

Trian Partners AM Holdco II, Ltd.

By:	/s/ Peter W. May
Name:	Peter W. May
Title:	Member

Trian Fund Management GP, LLC

By:	/s/ Peter W. May
Name:	Peter W. May
Title:	Member

Trian Fund Management, L.P.

By:	/s/ Peter W. May
Name:	Peter W. May
Title:	Member of the General Partner of Trian Fund Management, L.P.

[Signature Page to SC 13E-3]

Nelson Peltz

By:	/s/ Nelson Peltz
Name:	Nelson Peltz

Peter W. May

By:	/s/ Peter W. May
Name:	Peter W. May

[Signature Page to SC 13E-3]

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